Cimarex Energy Co. Underwriting Syndicate Members

JP Morgan Securities, Inc.
Deutsche Bank Securities, Inc.
Lehman Brothers Inc.
Calyon Securities (USA)
Raymond James
Merrill Lynch & Co., Inc.
UBS Investment Bank